EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES QUARTERLY DIVIDEND
CALGARY, ALBERTA – MARCH 7, 2013 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.125 (twelve and one-half cents) per common share. The dividend will be payable April 1, 2013 to shareholders of record at the close of business on March 15, 2013.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone:	(403) 514-7777	JOHN G. LANGILLE
Facsimile:	(403) 514-7888	Vice-Chairman
Email:	ir@cnrl.com
Website:	www.cnrl.com	STEVE W. LAUT
President

Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange		COREY B. BIEBER Vice-President, Finance & Investor Relations

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com

CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES CHANGE TO DIVIDEND RECORD DATE
CALGARY, ALBERTA – MARCH 7, 2013 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited announces the record date for the dividend payable April 1, 2013 has been changed from March 15, 2013 to March 18, 2013.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone:	(403) 514-7777	JOHN G. LANGILLE
Facsimile:	(403) 514-7888	Vice-Chairman
Email:	ir@cnrl.com
Website:	www.cnrl.com	STEVE W. LAUT
President

Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange		COREY B. BIEBER Vice-President, Finance & Investor Relations

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com